10
12/29


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 5 2005
WASH, D.C.
199



05044877)MMISSION

49

BB 12/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-15487

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterPacific Investors Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2623 Second Avenue
(No. and Street)

Seattle	WA	98121-1294
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Lundgren 206-269-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Falco Sult & Company, P.S.
(Name – *if individual, state last, first, middle name*)

16150 NE 85th Street, Ste. 203	Redmond	WA	98052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 12/30/05

OATH OR AFFIRMATION

I, Brian Kline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interpacific Investors Services, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Kline
Signature

EVP
Title

Tiffany D Hodkin
Notary Public


TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2008
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

FALCO-SULT
& COMPANY, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

INDEPENDENT AUDITORS' REPORT

November 15, 2005

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

We have audited the accompanying statements of financial condition of Interpacific Investors Services, Inc. as of September 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Falco Sult & Company

Liabilities and Stockholder's Equity

	2005	2004
Liabilities:		
Payable to brokers and dealers	$ 313,648	$ 595,244
Payable to affiliates	258,782	1,297,000
Commissions payable	61,368	52,021
Securities sold, not yet purchased, at market value	4,800	4,800
Accounts payable, accrued expenses, and other liabilities	62,726	88,345
Total current liabilities	701,324	2,037,410
Commitments and contingent liabilities:	-	-
Stockholder's equity:		
Common stock, Class "A" voting, $ .10 par value, 500,000 shares authorized, 52,541 shares issued and outstanding	5,254	5,254
Capital in excess of par value	2,577,540	2,577,540
Accumulated deficit	(1,739,018)	(1,842,490)
	843,776	740,304
	$ 1,545,100	$ 2,777,714

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Income

For the Years Ended September 30, 2005 and 2004

	2005	2004
Revenues:		
Trading and commission income	$ 1,283,238	$ 1,657,556
Interest income	338,322	339,014
Unrealized loss on investment and trading securities	-	(132,212)
Other income	-	4,620
Total revenues	1,621,560	1,868,978
Expenses:		
Commission expense	970,115	1,252,175
Office salaries	201,604	171,846
Payroll taxes and employment benefits	60,002	47,578
Rent	61,250	65,154
Office expense, data processing and miscellaneous	40,488	55,169
Promotion, travel and entertainment	1,043	1,698
Professional fees	17,209	51,231
Business taxes, fees and licenses	33,051	37,915
Insurance and bonds	20,591	16,415
Legal settlements	-	12,000
Telephone	5,229	6,523
Clearing fees	64,750	67,769
Interest	42,756	65,980
Total expenses	1,518,088	1,851,453
Net income before income taxes	103,472	17,525
Income tax benefit	-	43,081
Net income	$ 103,472	$ 60,606

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Years Ended September 30, 2005 and 2004

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2004	52,541	$ 5,254	$ 2,577,540	$ (1,842,490)	$ 740,304
Net income	-	-	-	103,472	103,472
Balance - September 30, 2005	52,541	$ 5,254	$ 2,577,540	$ (1,739,018)	$ 843,776

	Common Stock		Capital in		Total
	Number of Shares	Amount	Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance - September 30, 2003	52,541	$ 5,254	$ 2,577,540	$ (1,903,096)	$ 679,698
Net income	-	-	-	60,606	60,606
Balance - September 30, 2004	52,541	$ 5,254	$ 2,577,540	$ (1,842,490)	$ 740,304

The accompanying notes are an integral part of these financial statements.

INTERPACIFIC INVESTORS SERVICES, INC.

Statements of Cash Flows

For the Years Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 103,472	$ 60,606
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Unrealized loss on investment and trading	-	132,212
(Increase) decrease in operating assets:		
Receivables	(224,332)	305,728
Inventory	588,367	(415,535)
Prepaid expenses and deposits	(6,845)	-
Miscellaneous receivables	32,822	(23,230)
Increase (decrease) in operating liabilities:		
Payable to broker	(281,595)	272,305
Commissions payable	9,347	(3,164)
Accounts payable and accruals	(25,620)	2,878
Securities sold	-	600
Net cash provided by operating activities	195,616	332,400
Cash flows from investing activities:		
Proceeds from loans from affiliates	5,394,948	1,750,000
Payments of loans from affiliates	(6,433,166)	(1,179,310)
Net cash provided (used) by investing activities	(1,038,218)	570,690
Cash flows from financing activities:	-	-
Increase (decrease) in cash	(842,602)	903,090
Cash and cash equivalents at beginning of year	956,316	53,226
Cash and cash equivalents at end of year	$ 113,714	$ 956,316
Supplemental cash flows disclosures:		
Interest paid	$ 13,295	$ 42,408

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Interpacific Investors Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of operations

The Company is a securities dealer trading securities for customers through independent sales representatives and trading securities in its own name for its own benefit. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Accounting method

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Income taxes

Deferred income taxes result from unrealized gains or losses in the market values of investment and trading securities and from the carryforward of net operating losses.

Cash and cash equivalents

For the purposes of the statements of cash flows, the Company considers all cash on hand, cash on deposit, and cash invested in financial instruments with an original maturity date of three months or less to be cash and cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As of September 30, 2005 and 2004 respectively, net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 was approximately $ 649,278 and $ 486,181 and minimum net capital required under the rule was $100,000 for September 30, 2005 and 2004.

The net capital rule prohibits a broker or dealer from engaging in any securities transactions at a time when aggregate indebtedness to all other persons exceeds fifteen times its net capital. The ratio of aggregate indebtedness to net capital was approximately 0.01 to 1 as of September 30, 2005 and 0.02 to 1 as of September 30, 2004.

NOTE 3 - TRADING SECURITIES OWNED

Trading securities owned consist of the following:

	2005	2004
Municipal bonds	$ 192,912	$ 861,498
Corporate bonds	234,174	154,870
Corporate stocks	2,311	1,396
	$ 429,397	$ 1,017,764

NOTE 4 - COMMITMENTS

At September 30, 2005, the Company is obligated under leases for office space as follows: A month-to-month lease commenced April 1, 2000, with monthly lease payments of $5,104. The lease is with an affiliated corporation.

Rent expense for leased space for the years ended September 30, 2005 and 2004 was $61,250 and $65,154 respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is affiliated with numerous other companies through common control and stock ownership. The amount due to affiliates at September 30, 2005 and 2004 is $ 258,782 and $ 1,297,000, respectively. The amount receivable from affiliates is $0 and $31,961 for 2005 and 2004.

Affiliate receivables consist of non-interest bearing open account balances. Affiliate payables accrue interest at 2.33% per annum.

See Note 4 for additional related party transactions.

NOTE 6 – CONTINGENT LIABILITY

The Internal Revenue Service had assessed the Company for back taxes for the year ended September 30, 1996 in the amount of $312,940. Of this amount, $52,121 has been paid and $99,813 had been accrued. The Company protested the unpaid amount of $260,819. In March of 2003, the case was settled with a decision amount of $78,245. In 2003, the Company filed an amended return for the year ended September 30, 1996 to capture a net operating loss carry back. In 2003, the company received $74,189 of the taxes paid. An additional refund of $37,068 was applied against interest charges by the Internal Revenue Service in 2004.

The State of Hawaii has assessed the Company for back excise taxes in the amount of $86,244. In 2005, the Company reached a settlement with the State of Hawaii in the amount of $56,484. In 2004, the client was contesting the interest on these taxes in the amount of approximately $35,000 and this amount had not been accrued as of September 30, 2004.

NOTE 7 - INCOME TAXES

The Company records income tax consequences in accordance with FAS No. 109, "Accounting for Income Taxes." Under provisions of FAS No. 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

For the years ended September 30, 2005 and 2004, the Company's income tax expense computed at the statutory rate differs from the amount of the income and expenses recorded on the financial statements due to non-reportable income and expenses, such as municipal bond interest and unrealized gain or loss on investments and trading securities, and the timing differences relating to the methods of computing depreciation expense for financial statement purposes and income tax purposes.

At September 30, 2005 and 2004, deferred tax assets and liabilities consist of the following:

	2005	2004
Deferred tax assets	$ 460,000	$ 450,000
Valuation allowance	(322,000)	(312,000)
	$ 138,000	$ 138,000

As of September 30, 2005, the company has available for carry-forward to future tax years $3,105,059 of net operating losses as follows:

Date of expiration	Amount
2017	$ 322,381
2020	345,843
2021	2,121,232
2023	315,603
	$ 3,105,059

NOTE 8 - PAYABLE TO BROKERS AND DEALERS

The payable to brokers and dealers is for securities transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate.

NOTE 9 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased, consists of:

	2005	2004
Municipal bonds	$ 4,800	$ 4,800

* * * *

FALCO-SULT
& COMPANY, P.S.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Interpacific Investors Services, Inc.

We have audited the accompanying financial statements of Interpacific Investors Services, Inc. as of and for the year ended September 30, 2005 and have issued our report thereon dated November 15, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 to 26 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Falco Sult & Company

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: INTERPACIFIC INVESTORS SERVICE [0013]

SEC File Number: 8- 15487 [0014]

Address of Principal Place of Business: 2623 2ND AVENUE [0020]

SEATTLE [0021] WA [0022] 98121-1294 [0023]

Firm ID: 4879 [0015]

For Period Beginning 07/01/2005 [0024] And Ending 09/30/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gary J. Lundgren [0030] Phone: (340)772-1776 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	116,808 [0200]		116,808 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	861,160 [0295]		
	B. Other	[0300]	[0550]	861,160 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	188,112 [0418]		
	B. Debt securities	234,174 [0419]		
	C. Options	[0420]		
	D. Other securities	2,311 [0424]		
	E. Spot commodities	[0430]		424,597 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	5,438 [0535]	147,684 [0735]	153,122 [0930]
12.	TOTAL ASSETS	1,408,003 [0540]	147,684 [0740]	1,555,687 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	325,525 [1315]	325,525 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	237,406 [1355]	237,406 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	70,475 [1205]	[1385]	70,475 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABILITIES	70,475 [1230]	562,931 [1450]	633,406 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	5,254 [1792]
C.	Additional paid-in capital	2,577,540 [1793]
D.	Retained earnings	-1,660,513 [1794]
E.	Total	922,281 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	922,281 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,555,687 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2005 [3932]	Period Ending 09/30/2005 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	931 [3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	931 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	243,484 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	244,415 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	190,759 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	5,679 [4075]
a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	619 [4195]
15.	Other expenses	50,653 [4100]
		247,710

16.	Total expenses	[4200]

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-3,295 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-3,295 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-159,294 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8-26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 922,281 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 922,281 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	0 [3525]
[3525E]	[3525F]	

5. Total capital and allowable subordinated liabilities — 922,281 [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 147,684 [3540]
   B. Secured demand note deficiency — [3590]
   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   D. Other deductions and/or charges — [3610] — -147,684 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 774,597 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments — [3660]
   B. Subordinated securities borrowings — [3670]
   C. Trading and investment securities:

1. Exempted securities		13,048 [3735]	
2. Debt securities		26,693 [3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		2,082 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-41,823 [3740]
10. Net Capital			732,774 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,698 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	632,774 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	725,726 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		70,475 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			70,475 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 10 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		925,576 [4240]
A.	**Net income (loss)**		-3,295 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		922,281 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

INTERPACIFIC INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2005 and 2004

	2005	2004
Net Capital		
Total stockholder's equity qualified for net capital	$ 843,776	$ 740,305
Deduction and/or changes:		
Non-allowable assets		
Miscellaneous receivables	-	861
Prepaid expenses and deposits	12,949	6,104
Receivable from affiliates	-	31,961
Deferred tax asset	138,000	138,000
Other adjustments	786	786
	151,735	177,712
Net capital before haircuts on securities positions	692,041	562,593
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities:		
1. Exempted securities	13,048	19,439
2. Debt securities	26,693	53,039
4. Other securities	-	209
	39,741	72,687
D. Undue concentration	3,022	3,725
Net capital	$ 649,278	$ 486,181
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$ 33,265	$ 64,774
Accrued commissions	61,368	52,021
Total aggregate indebtedness	$ 94,633	$ 116,795

(see independent auditors' report)

INTERPACIFIC INVESTORS SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005 and 2004

	2005	2004
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital	$ 549,278	$ 386,181
Excess net capital at 1000%	$ 639,817	$ 474,502
Percentage: Aggregate indebtedness to net capital	1.46%	2.40%
Percentage: Aggregate indebtedness to net capital after anticipated capital withdrawals	1.46%	2.40%
Reconciliation With Company's Computation (included in Part IIA of Form X-17a-5 as of September 30, 2005)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 732,774	$ 503,602
Audit adjustments increasing (decreasing) equity	(78,505)	(1,744)
Audit adjustments (increasing) decreasing undue concentrations	(940)	(1,988)
Audit adjustments (increasing) decreasing non-allowable assets: Prepaid taxes, deposits, investments	(4,051)	(13,689)
Net capital as computed per this schedule	$ 649,278	$ 486,181

(see independent auditors' report)

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

November 15, 2005

To the Board of Directors and Stockholder's of
Interpacific Investors Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of Interpacific Investors Services, Inc. (the Company), for the years ended September 30, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, or comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.